            Buenos Aires, November 9, 2017

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Relevant Event. Awarding of Bid Offer in Public Tender Nº 1/2017 – Fifth Round

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), to inform that, in the context of the Public Tender Nº 1/2017 – Fifth Round, for the awarding of companies interested in the exploration, development and, eventually, operation of certain areas located in the Neuquén Province and reserved for Gas y Petróleo del Neuquén S.A. (“GyP”), the Board of Directors of GyP decided to award in favor of the Company the offer submitted regarding Las Tacanas Norte area.

The offer for Las Tacanas Norte, with a surface of 120 Km2 and adjacent to El Mangrullo area, currently operated by the Company, consists of the perforation of 8 wells in Vaca Muerta and other objectives.  The term for the execution of the activity is 4 years (2018-2021).

Sincerely.

Victoria Hitce

Head of Market Relations